

November 2, 2011

Via E-mail
Caroline Rechia
President
Northridge Ventures Inc.
Laughlin International
2533 Carson Street
Carson City, NV 89706

> **Re: Northridge Ventures Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-172934**
> **Filed October 18, 2011**

Dear Ms. Rechia:

We have reviewed your amended registration statement and response letter dated October 17, 2011 and have the following comments. References to prior comments relate to our letter to you dated October 12, 2011.

Plan of Distribution

Terms of Sale of the Shares, page 28

1.   We refer you to prior comment no. 6. Your statements on the cover page and in the plan of distribution section that no subscriptions will be "accepted" until you receive fully paid subscriptions for the minimum offering remain unclear. Please indicate when the company expects to or may deposit checks of subscribers with the bank for collection. Statements that the subscriptions are not "accepted" unless and until the minimum is achieved appear inconsistent with collection of funds before the minimum is achieved. Furthermore, the processing of subscription checks and receipt of funds prior to the achievement of the offering minimum must necessarily occur as part of the process of determining whether the minimum is achieved. Revise accordingly. Clarify whether subscriptions may be revoked before the minimum offering proceeds are collected by the bank and discuss the procedures to be followed by subscribers to revoke subscriptions. Discuss the procedures and timing that the company will follow in processing any such revocations of subscriptions during the period prior to the collection of the minimum offering cash funds by the bank.

<u>Statements of Operations and Cash Flows, pages F-2 and F-3</u>

2.   Revise to correct the column dating for the periods ended August 31, 2010 presented in the filing as August 31, 2011.

<u>Report of Independent Registered Public Accounting Firm, page F-11</u>

3.   Since the company is an exploration stage enterprise and should follow ASC 915, we note that the successor audit report does not address the audited period from inception March 18, 2003 to May 31, 2011 for the statements of stockholders' equity, operations and comprehensive loss and cash flows. In addition, the statements of stockholders' equity for the period ended May 31, 2011 on page F-13 does not reflect the cumulative "from inception" period required to be presented and reported upon under ASC 915-215-45-1. Insure that audit reports, financial statements and all consents included in the filing conform and refer to the required financial statement periods under ASC 915.

        You may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet at (202) 551-3545 or, in her absence, me at (202) 551-3462 with any other questions.

                                Sincerely,

                                /s/ Mark P. Shuman

                                Mark P. Shuman
                                Branch Chief—Legal